United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

390 Park Avenue, New York, New York	10022-4608
(Address of Principal Executive Offices)	(Zip Code)

Jeffrey D. Heeter

Executive Vice President, General Counsel, and Secretary

Alcoa Corporation

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212

(412) 315-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Alcoa Corporation (“Alcoa” or the “Company”) is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting, casting, and rolling), and energy generation. On November 1, 2016, Alcoa Corporation launched as an independent, publicly-traded company upon its separation from Alcoa Inc. (since renamed Arconic Inc.).

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Corporation and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2016 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Exchange Act. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

This Form SD is publicly available on our website, www.alcoa.com, under the “Investors” section. The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Conflict Minerals Disclosure

Alcoa’s processes and procedures described below were designed to confirm that the Conflict Minerals intentionally added and necessary to the functionality or production of products that we manufactured during 2016 either (i) did not originate in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”) as defined under the Conflict Minerals Rule, or (ii) were from scrap or recycled materials.

Procedures and Reasonable Country of Origin Inquiry

During 2016, each Alcoa business unit conducted an assessment of its products to identify those that it manufactures and may contain Conflict Minerals that are necessary to the functionality or production of such products (collectively, the “Covered Products”). This assessment involved an internal consideration of all materials that become part of the final Covered Product, which may include the review of product specifications, bills of material, supplier inquiries, product composition analyses, and other information known to us. This review is also conducted by the respective business units as new products that may come within the scope of the Conflict Minerals Rule are developed. In addition, the business units that manufacture Covered Products identified the purchased materials that included Conflict Minerals, as well as the suppliers of such purchased materials through a review of purchase records for the Covered Products.

Based upon our procedures, we believe that we have identified all Covered Products containing Conflict Minerals. Furthermore, less than fifteen suppliers were identified as likely to supply Alcoa in connection with the Covered Products during 2016. The only Conflict Minerals applicable to Alcoa in 2016 are tin and tungsten.

Alcoa conducted a good faith reasonable country of origin inquiry (the “RCOI”) within the meaning of the Conflict Minerals Rule in order to determine the origin of the Conflict Minerals relevant to the Covered Products. Alcoa requested that each supplier of such Conflict Minerals complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), with a response at the Covered Product level, to the extent possible, in order to identify the origin of the Conflict Minerals in such products. To the extent that specific smelters were identified in the completed CMRTs, such information was reviewed against the lists of compliant smelters published by the CFSI and other publicly-available information. Alcoa also reviewed supporting documentation and other letters or statements from suppliers. All completed CMRTs and other responses and documentation were reviewed for accuracy, completeness, and overall reasonableness to evaluate and determine whether the suppliers provided information upon which Alcoa may reasonably rely. Further inquiry and engagement with suppliers was performed as necessary to obtain additional or complete information or clarification. Alcoa received adequate responses and appropriate information relating to the country(ies) of origin of the Conflict Minerals relevant to the Covered Products as well as whether the Conflict Minerals were from scrap or recycled materials from all in-scope suppliers for 2016, enabling it to complete the RCOI process.

Conclusion

As a result of the described internal review and RCOI processes undertaken, Alcoa has no reason to believe that, for 2016, any Covered Products (i) originated in the Covered Countries or (ii) contained Conflict Minerals that were not from scrap or recycled materials.

Risk Mitigation Efforts

Alcoa communicates our Conflict Minerals expectations to our suppliers in our Supplier Standards, which are posted on our website at www.alcoa.com under “Who We Are – Ethics and Compliance.” Furthermore, Alcoa’s procurement function maintains a standard operating procedure (“SOP”), which governs purchases of Conflict Minerals and materials or products containing Conflict Minerals. The SOP defines the processes that the procurement function uses to source Conflict Minerals and materials or products containing Conflict Minerals, and explains the intention that Alcoa will only purchase Conflict Minerals or materials or products containing Conflict Minerals from suppliers that can provide acceptable certification as to the origin of the Conflict Minerals. Alcoa also has in place standard purchase terms and conditions that address Conflict Minerals compliance. Alcoa intends to take additional risk mitigation steps as deemed necessary or appropriate.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA CORPORATION

By:	/s/ Jeffrey D. Heeter	Dated: May 31, 2017
Jeffrey D. Heeter
Executive Vice President, General Counsel, and Secretary